21001766

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-34867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

SEC Mail Processing Section MAR 02 2021 Washington DC 406

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Huntington Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street, HC0710
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melanie K. McFarland 614-480-5150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

41 South High Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

The Huntington Investment Company

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

Statement of Financial Condition as of December 31, 2020 and Report of the Independent Registered Public Accounting Firm

Public Pursuant to SEC Rule 17a-5(e)(3)

OATH OR AFFIRMATION

I, Me anie K. McFarland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Huntington Investment Company, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Principal Financial Officer

Title

Notary Public

JOSHUA CODY HIGGINS
Notary Public, State of Ohio
My Comm. Expires 08/29/2024
Recorded in Franklin County

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X)
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE HUNTINGTON INVESTMENT COMPANY

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

TABLE OF CONTENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of The Huntington Investment Company

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of The Huntington Investment Company (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Columbus, Ohio
February 25, 2021

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, 41 South High Street, Suite 2500 Columbus, OH 43215
T: (614) 225-8700, www.pwc.com/us

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash	$	18,270,187
Receivable from clearing broker		6,800,867
Securities owned - at fair value		4,499
Accounts receivable		1,599,509
Net deferred tax assets		1,532,014
Prepaid expenses		1,343,227
Receivable from affiliate		208,147
Other assets		766,737
TOTAL ASSETS	$	30,525,187

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accrued personnel expenses		3,947,937
Accrued expenses		1,938,819
Other liabilities		109,985
Total liabilities	$	5,996,741
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 13)		
SHAREHOLDER'S EQUITY:		
Common stock without par value and additional paid-in capital — 750 shares authorized; 625 shares issued and outstanding	$	22,521,486
Retained earnings		2,006,960
Total shareholder's equity	$	24,528,446
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$	30,525,187

The accompanying notes are an integral part of the financial statement.

1. ORGANIZATION AND BUSINESS

Description of business — The Huntington Investment Company (HIC or the Company) is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI). HIC is primarily engaged in the retail investments business and is registered with the U.S. Securities and Exchange Commission (SEC) as an introducing securities broker-dealer under the Securities Exchange Act of 1934. HIC is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC). HIC is also a SEC-registered investment adviser.

For strategic purposes, HBI decided to internally realign its broker-dealer structure during 2020. Effective February 24, 2020, all existing institutional business of HIC transitioned to its affiliated broker-dealer Hutchinson, Shockey, Erley & Co. (HSE) after HIC and HSE obtained appropriate regulatory approval from FINRA on January 14, 2020. The transitioned institutional businesses were primarily comprised of: (1) sales and trading of non-municipal fixed income securities and facilitation of transactions in mutual funds, (2) debt capital markets, which includes underwriting and private placements of corporate debt securities, (3) equity capital markets, which includes underwriting and private placements of equity securities, and (4) equity trading, which involves share repurchase plans and at-the-market offerings. Also as of this date, Hutchinson, Shockey, Erley & Co. converted from an Illinois corporation to a Delaware corporation and changed its name to Huntington Securities, Inc. (HSI). As of February 24, 2020, all institutional business was conducted by HSI and the Company began doing business as Huntington Financial Advisors (HFA).

HIC does not hold customer funds or securities. National Financial Services LLC (NFS) clears HIC's securities transactions and carries the accounts on a fully disclosed basis as customers of NFS.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation — The accompanying financial statement include the accounts of HIC and have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates — The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statement and the accompanying notes. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from those estimates.

Revenue from contracts with customers - Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are

identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Cash – Cash consists primarily of cash in banks and deposits with HNB and PNC Bank, which are readily convertible to known amounts of cash without prior notice or penalty. Cash amounts at December 31, 2020 exceeds the amount covered by the Federal Deposit Insurance Corporation (FDIC) deposit insurance.

Income taxes – Income taxes are accounted for using the asset and liability method in accordance with the provisions of ASC 740, *Income Taxes*. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates.

HIC accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2020, there were no unrecognized tax benefits. HIC does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

Fair value measurement — HIC's financial instruments, such as cash and securities owned, are carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy was established for disclosure of fair value measurements. The valuation hierarchy is based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Financial instruments are considered Level 3 when values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See Note 6 for more information regarding fair value measurements.

Share-based compensation — Certain employees of HIC participate in the HBI share-based compensation plans. HBI follows the fair value based method of accounting for awards of HBI stock (HBAN) granted to employees under various stock option and restricted share plans. Stock compensation costs are recognized prospectively for all new awards granted under these plans. Compensation expense related to share options is calculated using a methodology that is based on the underlying assumptions of the Black-Scholes pricing model and is charged to expense over the requisite service period (i.e. vesting period). HIC's allocation of this expense is reflective of share-based compensation activity related to HIC employees.

Pension and other postretirement benefits – Eligible employees of HIC participate in the employee benefit programs of HBI. The asset associated with HIC's portion of the HBI pension plan is recognized on the Statement of Financial Condition in Other assets. Net postretirement benefit cost charged to current earnings related to these plans is based on various actuarial assumptions regarding expected future experience. Certain employees are participants in various defined contribution and other non-qualified supplemental retirement plans. Our contributions to these plans are charged to current earnings. In addition, HBI maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan, which are charged to current earnings, are based on employee contributions.

Credit losses — On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses, if any, as an allowance for credit losses. For financial assets measured at amortized cost basis the allowance for credit losses would be reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses would be reported as credit loss expense. See Note 4 for consideration of impact and financial assets in scope of ASC 326-20.

3. RECEIVABLE FOR REVENUE FROM CONTRACTS WITH CUSTOMERS

Receivables for revenue from contracts with customers are recognized when the performance obligation is satisfied and the Company has an unconditional right to the revenue. The Company continually monitors collections and payments and maintains a reserve for uncollected receivables. The reserve is based upon historical collection experience and specific collection issues that have been identified. The reserve is adjusted monthly and is recorded as contra-revenue in Commissions on the Statement of Operations. Receivables related to revenues from contracts with customers are included on the Statement of Financial Condition as Accounts Receivable and were $1,599,509, net of reserves of $231,711, as of December 31, 2020.

4. RECEIVABLES FROM AND PAYABLE TO CLEARING BROKER

Receivables from clearing broker on the Statement of Financial Condition of $6,800,867 at December 31, 2020 is presented net and consists of the following:

	Payable	Receivable	Total
Payable to clearing broker for clearing expense	$ (539,621)	$ —	$ (539,621)
Asset-based fees receivable	—	3,716,832	3,716,832
Cash held in accounts at clearing broker	—	2,384,400	2,384,400
Distribution fees receivable	—	705,000	705,000
Commissions receivable	—	322,207	322,207
Deposit at clearing broker	—	50,000	50,000
Other receivables from clearing broker	—	162,049	162,049
	$ (539,621)	$ 7,340,488	$ 6,800,867

The Company's receivables from clearing broker include amounts receivable from unsettled trades and other contracts, including cash deposits. The Company's trades and contracts are cleared through NFS and settled daily between NFS and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties and has not experienced a default. As of December 31, 2020, the allowance for credit losses on receivables from NFS was $0.

Under the Company's clearing agreement all securities are held by and cleared through NFS. Settlement of net receivables and payables is in accordance with the master service agreement. The Company has also established an arrangement to obtain financing from NFS related to any trading activity. Financing under this arrangement is secured by trading securities. NFS charges the Company the prevailing Targeted Federal Funds rate plus 25 basis points for net debit balances. For any credit balance, NFS will pay the Federal Funds rate less 50 basis points. Interest is paid to NFS based on the daily outstanding balance owed to NFS.

Cash and financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements and financial instruments may be rehypothecated by the counterparties.

5. BUSINESS RISKS AND UNCERTAINTIES

Weak market performance may adversely affect sales of investment products and cause potential purchasers to refrain from new or additional investments, and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Asset-based fees account for 44% of the revenue of the company while commissions related to the sale of annuity products account for 33% of the revenue of the Company. Consequently, a decrease in sales of asset based fee products or annuity products or a decrease in assets under management could impact the total revenue of the Company.

6. SECURITIES OWNED

As of February 24, 2020, all institutional business was conducted by HSI and HIC no longer holds any securities inventory for that line of business. A summary of HIC's securities owned, measured at fair value on a recurring basis, as of December 31, 2020, is as follows:

Security Type	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)
Equity	$ 4,499
Total	$ 4,499

HIC follows the fair value accounting guidance under ASC 820, *Fair Value Measurements and Disclosures*.

The valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy is as follows:

Securities — Level 1 securities include equity securities which are investments with quoted prices (unadjusted) in active markets for identical securities. HIC did not have any securities classified as Level 2 or Level 3 at December 31, 2020.

7. INCOME TAXES

HIC is included in the consolidated federal return of HBI. HBI's federal consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. HIC is included in certain of HBI's unitary and combined state income and state franchise tax returns. HBI's unitary and combined state income tax provision is allocated to each member of the unitary and combined filing group. Under the intercompany federal and state tax allocation agreement with HBI, HIC provides and remits federal and state income taxes to or receives a federal or state income tax benefit from the taxpaying member.

HBI and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and city jurisdictions. Federal income tax audits have been completed through 2009. The 2010 and 2011 examinations remain open for an issue unrelated to HIC. While the statute of limitations remains open for tax years 2012 through 2019, the IRS has advised that tax years 2012 through 2014 will not be audited, and is currently examining the 2015 and 2016 federal income tax returns. With few exceptions, HIC is no longer subject to state and local income tax examinations for tax years before 2016.

The significant components of deferred tax assets and liabilities at December 31, 2020 were as follows:

Deferred tax assets:	
Pension and other employee benefits	$ 1,084,010
Accrued expenses	434,781
State NOL carryforward	74,553
Total deferred tax assets	$ 1,593,344
Deferred tax liabilities:	
State income taxes	61,330
Total deferred tax liabilities	$ 61,330
Net deferred tax assets	$ 1,532,014

Federal and state income taxes paid, net of refunds, by HIC to/from the taxpaying entity during 2020 were $295,652 net payments.

HIC accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2020, there were no unrecognized tax benefits. HIC does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

8. SHARE-BASED COMPENSATION

HBI sponsors nonqualified and incentive share based compensation plans which provide for the granting of stock options and other awards to officers, directors, and other employees of the Company. Compensation costs are included in Personnel expense on the Statement of Operations. Stock options are granted at the closing market price on the date of the grant. Options granted typically vest ratably over four years or when other conditions are met. Stock options, which represented a portion of the grant values, have no intrinsic value until the stock price increases. Options granted on or after May 1, 2015 have a term of seven years. All options granted on or before April 30, 2015 have a term of ten years.

HBI also grants restricted stock units to certain employees of the Company. Restricted stock units are issued at no cost to the recipient, and can be settled only in shares at the end of the vesting period. Restricted stock units do not provide the holder with voting rights or cash dividends during the vesting period, but do accrue a dividend equivalent that is paid upon vesting, and are subject to certain service restrictions. The fair value of these awards is the closing market price of HBI's common stock on the grant date.

The fair value of awards granted to HIC employees in 2020 totaled $1,855,043. As of December 31, 2020, the total unrecognized compensation cost related to nonvested awards was $2,228,739. Share-based compensation is recorded as a capital contribution from HBI.

9. RETIREMENT PLAN

Eligible employees of HIC participate in the employee benefit programs of HBI. HBI sponsors the Plan, a non-contributory defined benefit pension plan covering substantially all employees hired or rehired prior to January 1, 2010. The Plan, which was modified in 2013 and no longer accrues service benefits to participants, provides benefits based upon length of service and compensation levels. The funding policy of HBI is to contribute an annual amount that is at least equal to the minimum funding requirements but not more than the amount deductible under the Internal Revenue Code. During the 2013 third quarter, the HBI board of directors approved, and management communicated, a curtailment of the HBI's pension plan effective December 31, 2013.

HIC's portion of the projected benefit obligation under the Plan was $31,303,065 at December 31, 2020. As of December 31, 2020 the fair value of plan assets exceeded HIC's projected benefit obligation under the plan by $766,737 which is included in Other assets on the Statement of Financial Condition.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

HIC clears securities transactions through NFS on a fully disclosed basis. HIC's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to HIC. HIC does not anticipate nonperformance by customers in the above situations. HIC, through NFS, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. HIC's policy is to monitor its market exposure and counterparty risk. In addition, HIC has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

Pursuant to its agreement with NFS, HIC agrees to indemnify NFS in the event an introduced customer margin call is not met and NFS incurs a loss. HIC is responsible for payment to NFS for any loss, liability, damage, cost, or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. HIC introduced customer margin accounts at NFS as of December 31, 2020 was $1,907,466. In the event of any customer default on a

margin call, HIC has rights to the underlying collateral provided. Considering the existence of sufficient underlying collateral and the negligible credit losses, HIC does not believe it has material exposure under the margin account guarantees and, therefore, has not recorded a loss reserve.

HIC is also engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, HIC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is HIC's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

11. RELATED-PARTY TRANSACTIONS

Cash in the amount of $6,260,679 was held in HNB deposit accounts at December 31, 2020, which exceeds the amount covered by the Federal Deposit Insurance Corporation (FDIC) deposit insurance.

HBI and related entities, pursuant to the master interaffiliate services agreement, provide certain operational and administrative support, which includes occupancy and equipment, to HIC. Allocated costs are based on an internal methodology. Receivable from affiliate of $208,147 as of December 31, 2020 consists of allocated taxes as well as amounts related to all other interaffiliate activity.

Pursuant to a sub-custodial and asset allocation agreement with HNB, HIC has engaged HNB to act as sub-custodian for the assets of certain investment products for which it serves as investment advisor and coordinates custodian services. HNB also provides asset administration services such as re-balancing in accordance with established models regarding securities in which the accounts are invested. HIC compensates HNB for these services based on the number of open accounts.

Pursuant to the master interaffiliate services agreement with HNB, HNB provides safekeeping services for clients of HIC. HIC compensates HNB for this service based on the number of applicable accounts serviced.

Through February 24, 2020, HIC participated in the underwriting of corporate bonds for HNB and its affiliates.

HIC earned fees related to the sale and referral of insurance products with Huntington Insurance, Inc. (a wholly owned subsidiary of HBI).

HIC earned fees related to the sale and ongoing administration of HNB asset-managed accounts.

HNB engaged HIC to provide services to HNB in the administration of certain programs for cash management and related activities. HIC earned revenue as compensation for services provided.

12. NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, HIC is required to maintain minimum net capital as defined under such rule. At December 31, 2020, HIC had regulatory net capital of $18,640,946 or an excess of $18,241,163 over required net capital of $399,783. In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1,500%, of net capital. At December 31, 2020, the ratio of aggregate indebtedness to net capital was 32%.

HIC claims exemption from the provisions of Securities Exchange Act Rule 15c3-3, pursuant to paragraphs (k)(2):(ii). The Company's other business activities are limited to non-covered brokerage activity that is not subject to SEA Rule 15c3-3, including (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) fees received from the private placement securities; (3) the receipt of fees for referring transactions to other broker-dealers; and (4) the receipt of fees for services provided to affiliates in connection with transactions. HIC does not claim an exemption from SEA Rule 15c3-3 with respect to this portion of its business.

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved at times in various litigation, claims, arbitration and regulatory matters arising out of the normal course of its business. Management believes that after consultation with legal counsel the final outcome of these matters will not materially affect the future results of operations or financial position of the Company.

In the normal course of business, the Company enters into contracts and agreements that have a variety of representations and warranties. Management believes that these representations and warranties will not have a material adverse effect the future results of operations or financial position of the Company.

14. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 25, 2021, which is the issuance date of the financial statement, and made the determination that no other events occurred subsequent to December 31, 2020 that would require disclosure in or would be required to be recognized in the financial statement.

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